News release
For immediate publication

ART Advanced Research Technologies Announces
2005 Third Quarter Financial Results Conference Call

Montreal, Canada, November 1, 2005 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, invites you to participate in a conference call to discuss the company’s financial results for the third quarter ended September 30, 2005. The conference call will follow the press release issued earlier on the same day, and will be held on:

Thursday, November 3, 2005
8:30 a.m. (EDT)

To participate in the conference call when dialing from North America, please dial

(866) 898-9626 (U.S. and Canada). Outside of North America, please dial

(416) 340-2216. Participants are asked to dial 10 minutes prior to the start time.

The conference call will feature Micheline Bouchard, President and Chief Executive Officer, and Jacques Bédard, Chief Financial Officer.

A replay of the conference call will be available from 9:30 (EDT), November 3 through November 10. When dialing in for the replay from North America, please dial

(800) 408-3053 or from outside of North America, please dial (416) 695-5800. The access code for the replay is 3165089#.

We look forward to your participation and thank you for your interest in ART Advanced Research Technologies Inc.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix™, a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix™ is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan®, a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART’s shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Jacques Bédard: jbedard@art.ca
Chief Financial Officer

Jacques (Jack) Raymond: jraymond@art.ca
Vice-President, Business Development
Tel: 514.832.0777

www.art.ca